EXHIBIT 2.2

SEPARATION AGREEMENT
Dated as of November 10, 2006
Between
EXTENDICARE INC.
and
ASSISTED LIVING CONCEPTS, INC.

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS
Section 1.01. Definitions	1
ARTICLE II

TAX MATTERS

ARTICLE III

SEPARATION AND ASSUMED LIABILITIES

Section 3.01. Separation	11
Section 3.02. Transfer and Assumption Documentation	11
Section 3.03. Disclaimer	11
Section 3.04. Intercompany Arrangements	11

ARTICLE IV

OTHER AGREEMENTS

Section 4.01. Use of Names	12
Section 4.02. Books and Records	13
Section 4.03. Further Assurances	13
Section 4.04. Cooperation	15
Section 4.05. Insurance	15
Section 4.06. Agreement Not to Solicit Employees	16
Section 4.07. Successors	17
Section 4.08. Retention of Records	18
Section 4.09. Confidentiality; Preservation of Privilege; Access	18
Section 4.10. Novation of Liabilities	21

ARTICLE V

INDEMNIFICATION

Section 5.01. Indemnification by ALC	23
Section 5.02. Indemnification by Extendicare	24
Section 5.03. Procedures Relating to Indemnification	24
Section 5.04. Certain Limitations	27

i

Schedules and Exhibits

Schedule 1.01(a)	ALC Litigation
Schedule 1.01(b)	EHSI Assisted Living Facilities
Schedule 1.01(c)	Excluded Assets
Schedule 3.01	Separation Transactions
Schedule 3.04	Continuing Intercompany Arrangements
Exhibit I	Tax Allocation Agreement
Exhibit II	Agreement for Payroll and Benefit Services
Exhibit III	[Reserved]
Exhibit IV	Agreement for Reimbursement Services
Exhibit V	Technology Services Agreement
Exhibit VI	EHSI Assisted Living Facility Purchase and Sale Agreement

ii

     SEPARATION AGREEMENT dated as of November 10, 2006 (this “Separation Agreement”), between EXTENDICARE INC., a corporation continued under the laws of Canada, and ASSISTED LIVING CONCEPTS, INC., a corporation organized under the laws of Nevada and, prior to the Separation, a wholly owned subsidiary of Extendicare.
          WHEREAS Extendicare, ALC and the other parties thereto have entered into the Arrangement Agreement, providing for the Arrangement;
          WHEREAS, pursuant to the Arrangement Agreement, it is a condition to the completion of the Arrangement that Extendicare and ALC shall enter into this Separation Agreement and effect the Separation;
          WHEREAS the Board of Directors of Extendicare and the Board of Directors of ALC have approved this Separation Agreement, pursuant to which the Separation will be consummated;
          WHEREAS the purpose of the Separation is to complete the separation of the Assets and Liabilities of ALC and its subsidiaries from the Assets and Liabilities of Extendicare; and
          WHEREAS the parties to this Separation Agreement have determined that it is necessary and desirable to set forth certain agreements that will govern certain matters that may arise following the Separation.
          NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements set forth herein, the parties hereto hereby agree as follows:
ARTICLE I
Definitions
          Section 1.01. Definitions. The following terms shall have the following meanings:
          “Action” shall have the meaning set forth in Section 4.09(c).
          “Affiliate” of any Person shall mean any other Person that controls, is controlled by, or is under common control with such Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract or otherwise, and the terms “controlling” and “controlled” have meanings that correlate to the foregoing.
          “ALC” shall mean Assisted Living Concepts, Inc., a Nevada Corporation.

          “ALC Assets” shall mean all Assets primarily used, held for use or intended to be used in the operation or conduct of the ALC Business as of the Effective Time, including the Assets described as being Assets of ALC (and excluding the Assets described as not being Assets of ALC) on a pro forma basis in the financial statements included in the ALC Information Statement.
          “ALC Business” shall mean the business of ALC described in the ALC Information Statement.
          “ALC Companies” shall mean ALC and its subsidiaries (determined after giving effect to the ALC Reorganization).
          “ALC Distribution” shall have the meaning set forth in the Arrangement Agreement.
          “ALC Indemnitees” shall mean the ALC Companies and their Affiliates, including any of their direct or indirect subsidiaries, each of their respective Representatives and each of the heirs, executors, successors and assigns of any of the foregoing.
          “ALC Information” shall mean all information and documentation primarily related to the ALC Companies of a confidential nature, including the ALC Records and any and all information, technical data or know-how, whether written or oral (including that which relates to products, services, suppliers, customers, markets, software, developments, inventions, processes, designs, drawings, engineering, marketing, finances or individuals in the employment) of the ALC Companies or any of their Affiliates; provided, however, that the term “ALC Information” does not include information that
     (a) is in the public domain or becomes generally available to the public through no wrongful act of a member of the Extendicare Group or any of their Representatives after the Separation; or
     (b) is or becomes available to any member of the Extendicare Group or any of their Representatives after the Separation on a non-confidential basis from a source other than an ALC Company or their Representatives, provided that such source is not known by any member of the Extendicare Group or their Representatives to be subject to a confidentiality agreement with an ALC Company.
                   “ALC Information Statement” shall mean the Information Statement of ALC that forms a part of the Registration Statement as amended and filed with the SEC on October 19, 2006.
                   “ALC Names” shall mean the “Assisted Living Concepts” name and all other names, imprints, trademarks, trade names, trade name rights, trade dress, logos, domain names, service marks, service mark rights and service names of Extendicare and its applicable subsidiaries, whether or not registered, that include, or are confusingly similar to the “Assisted Living Concepts” name, including all common law rights and all goodwill associated therewith.
                   “ALC Records” shall mean any of the following, unless such item is, or cannot be practically separated without material cost or disruption from, an Extendicare Record:
     (a) the minute books of ALC;
     (b) the financial and accounting records of ALC;
     (c) all filings made by ALC (i) with the SEC and all correspondence with such entities related thereto and (ii) with the NYSE and all correspondence with such entities related thereto;
     (d) all filings and other documentation related to the ALC Names;
     (e) the litigation files of the Extendicare Group and the ALC Companies related to any litigation listed on Schedule 1.01(b) or which otherwise primarily relates to an Assumed Liability ;
     (f) all documentation primarily related to the ALC Assets;
     (g) all documentation primarily related to the Assumed Liabilities;
     (h) all documentation primarily related to the 2006 Omnibus Incentive Compensation Plan of ALC and any other incentive compensation or health and welfare plan of ALC; and
     (i) Tax Returns and related workpapers to the extent they relate to separate Tax Returns or the separate Tax Liability of the ALC Companies (including, for the avoidance of doubt, any Separate Returns of ALC and copies of the portions of any other Tax Returns that relate to any of the ALC Companies or their predecessors).
                   “ALC Reorganization” shall have the meaning set forth in the Arrangement Agreement.
                   “ALC Successor Company” shall have the meaning set forth in Section 4.07(a).
                   “Arrangement” shall have the meaning set forth in the Arrangement Agreement.
                   “Arrangement Agreement” shall mean the Arrangement Agreement dated as of September 11, 2006 between Extendicare, ALC and the other parties thereto.

                   “Assets” shall mean any and all of the business, assets, properties, interests and rights of whatever kind and nature, whether tangible or intangible, whether real, personal or mixed, whether fixed, contingent or otherwise, and wherever located, including the following:
     (a) real property interests (including leases, subleases and licenses), land, plants, buildings, improvements and fixtures thereon and all other easements, rights, privileges and appurtenances thereto;
     (b) machinery, equipment, tooling, vehicles, furniture and fixtures, leasehold improvements, repair parts, tools, plant, laboratory and office equipment and other tangible personal property, together with any rights or claims arising out of the breach of any express or implied warranty by the manufacturers or sellers of any of such assets or any component part thereof;
     (c) inventories, including raw materials, work-in-process, finished goods, parts, accessories and supplies (including items in transit, on consignment or in the possession of any third party);
     (d) cash, bank accounts, notes, loans and accounts receivable (whether current or not current), interests as beneficiary under letters of credit, advances and performance and surety bonds;
     (e) certificates of deposit, banker’s acceptances, shares of stock (including capital stock of subsidiaries), bonds, debentures, evidences of indebtedness, certificates of interest or participation in profit-sharing agreements, collateral-trust certificates, reorganization certificates or subscriptions, transferable shares, investment contracts, voting trust certificates, puts, calls, straddles, options, swaps, collars, caps and other securities or hedging arrangements of any kind;
     (f) financial, accounting, operating and other data and records, including books, minute books, records, notes, sales and sales promotional data, advertising materials, credit information, cost and pricing information, customer and supplier lists, reference catalogs, payroll and personnel records, minute books, stock ledgers, stock transfer records and other similar property, rights and information;
     (g) patents (including all reissues, divisions, continuations, continuations in part and extensions thereof), patent applications (including renewal applications), patent rights, patent improvements and related technology, patent improvement rights, trademarks, trademark applications, registrations and other rights, trade names and trade dress, domain names, trade name rights and other indications of origin, service marks, service mark rights, service names, copyrights and copyright applications and registrations, commercial and technical information (including engineering, production and other designs, drawings, notebooks and other recording methods, specifications, formulae and technology), computer and electronic data processing programs and software, inventions, processes, trade secrets, know-how, confidential information and other proprietary property, rights and interests;
     (h) Contracts, sale orders, purchase orders, open bids and other commitments and all other legally binding arrangements, whether written or oral, and all rights and interests therein (including rights to earned or accrued but unpaid amounts);
     (i) credits, prepaid expenses, deposits and receipts held by third parties;
     (j) claims, causes of action, choses in action, rights under insurance policies, rights under express or implied warranties, rights of recovery, rights of set-off, rights of subrogation and all other rights of any kind arising from the ownership of any Asset;
     (k) Permits;
     (l) all rights in and to products sold or leased (including products returned after the Separation and rights of rescission, repletion and reclamation); and
     (m) goodwill and going concern value.
                   “Assumed Liabilities” shall mean, without duplication and unless otherwise provided in any Transaction Agreement, (a) all Liabilities primarily related to, arising out of or resulting from the operation or conduct of the ALC Business, including any Liabilities to the extent relating to, arising out of or resulting from the use or ownership of any ALC Asset, (b) all Liabilities described as being Liabilities of ALC on a pro forma basis in the balance sheets of ALC included in the ALC Information Statement, (c) all Liabilities relating to any Actions, suits, claims and proceedings listed (1) on Schedule 1.01(a) or (2) otherwise primarily related to, arising out of or resulting from the operation or conduct of the ALC Business, (d) all Liabilities of the Extendicare Group under any agreement between a member of the Extendicare Group and any of the directors or director nominees of any ALC Company entered prior to the Effective Time that indemnifies such directors or director nominees for actions taken in their capacity as directors or director nominees of any ALC Company, and (e) any debt or other Liability that is expressly assumed by any ALC Company, in each case whether arising before, on or after the Effective Time; provided, that Assumed Liabilities do not include (i) any Liability related to any EHSI Assisted Living Facility to the extent they arise out of or result from the operation of such EHSI Assisted Living Facility prior to its transfer from EHSI or a subsidiary thereof to an ALC Company and (ii) any Liabilities for Taxes (which are addressed in the Tax Allocation Agreement).
                   “Business Day” shall mean any day other than a Saturday, Sunday and any day on which banks in New York, New York or Toronto, Ontario or the federal or national courts in the United States or the Superior Court of Justice (Ontario) (Commercial List) are permitted or required by applicable Law to close.

          “Contract” shall mean a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which a party hereto, or any subsidiaries of such a party, is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not.
          “Divided Facility Leases” shall mean those Leases, if any, between the Extendicare Group entities party thereto and ALC Operating, LLC, which Leases shall be in effect after the Separation as a result of the subject property named therein not being transferred prior to the Separation.
          “Divided Facility Purchase Agreements” shall mean those Purchase and Sale Agreements, if any, between the transferor party thereto, ALC Real Estate, LLC, ALC and EHSI, which agreements shall be in effect after the Separation as a result of the subject property named therein not being transferred prior to the Separation.
          “Effective Time” shall have the meaning set forth in the Arrangement Agreement.
          “EHSI” shall mean Extendicare Health Services, Inc., a Delaware corporation.
          “EHSI Assisted Living Facilities” shall mean the properties listed on Schedule 1.01(b).
          “Encumbrance” shall have the meaning set forth in the Arrangement Agreement.
          “Excluded Assets” shall mean all Assets of the Extendicare Group other than the ALC Assets and all of the Assets set forth on Schedule 1.01(c).
          “Excluded Liabilities” shall mean any Liability of the Extendicare Group other than the Assumed Liabilities.
          “Extendicare” shall mean Extendicare Inc., a corporation continued under the laws of Canada.
          “Extendicare Group” shall mean Extendicare and its subsidiaries (determined after giving effect to the ALC Reorganization and the Arrangement).
          “Extendicare Indemnitees” shall mean each member of the Extendicare Group and their Affiliates, including each of their respective Representatives and each of the heirs, executors, successors and assigns of any of the foregoing, other than any Person that constitutes an ALC Indemnitee.
          “Extendicare Information” shall mean all information and documentation primarily related to a member of the Extendicare Group of a confidential nature, including the Extendicare Records and any and all information, technical data or know-

how, whether written or oral (including that which relates to products, services, suppliers, customers, markets, software, developments, inventions, processes, designs, drawings, engineering, marketing, finances or individuals in the employment) of the Extendicare Group or any of their Affiliates (other than the ALC Information); provided, however, that the term “Extendicare Information” does not include information that:
     (a) is in the public domain or becomes generally available to the public through no wrongful act of an ALC Company or any of their Representatives after the Separation; or
     (b) is or becomes available to an ALC Company or any of their Representatives after the Separation on a non-confidential basis from a source other than a member of the Extendicare Group or any of their Representatives, provided that such source is not known by an ALC Company or their Representatives to be subject to a confidentiality agreement with any member of the Extendicare Group.
          “Extendicare Names” shall mean the Extendicare name and any of its subsidiaries’ names and all other names, imprints, trademarks, trade name rights, trade dress, logos, domain names, service marks, service mark rights and service names of the Extendicare Group, whether or not registered, that include, or are derivatives of, or are confusingly similar to the “Extendicare” name or the names of any member of the Extendicare Group, including all common law rights and all goodwill associated therewith, other than the ALC Names.
          “Extendicare Proxy” shall mean the management proxy circular for the special meeting of holders of Extendicare multiple voting shares and subordinate voting shares to consider the plan of arrangement providing for the distribution of ALC and the creation of Extendicare Real Estate Investment Trust, as mailed to such holders on September 22, 2006.
          “Extendicare Records” shall mean all Records of the Extendicare Group, other than the ALC Records, including:
     (a) the minute books of the members of the Extendicare Group;
     (b) the financial and accounting records of the members of the Extendicare Group;
     (c) all filings made by any member of the Extendicare Group (i) with the Canadian Securities Administrators and the SEC and all correspondence with such entities related thereto and (ii) with the NYSE and TSX and all correspondence with such entities related thereto;
     (d) all filings and other documentation related to the Extendicare Names;

     (e) the litigation files of the Extendicare Group and the ALC Companies related to any litigation other than the litigation listed on Schedule 1.01(c) or which otherwise primarily relates to an Assumed Liability;
     (f) all documentation related to any Assets other than ALC Assets;
     (g) all documentation related to any Liabilities other than Assumed Liabilities;
     (h) all documentation related to the Extendicare Amended and Restated Stock Option and Tandem SAR Plan and any other stock option plan of any member of the Extendicare Group; and
     (i) Tax Returns and related workpapers excluding any items described in clause (i) of the definition of ALC Records.
          “Extendicare Successor Company” shall have the meaning set forth in Section 4.07(b).
          “Filings” shall mean the Registration Statement and the Extendicare Proxy and any other document filed or required to be filed with the SEC or Canadian Securities Administrators by Extendicare or ALC in connection with the Separation, or any preliminary or final form thereof or any amendment or supplement thereto.
          “Final Determination” shall have the meaning set forth in the Tax Allocation Agreement.
          “Governmental Entity” shall mean (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board or authority of the foregoing or (c) any quasi-governmental body exercising any regulatory, expropriation or taxing authority under for the account of any of the foregoing.
          “ICC” shall have the meaning set forth in Section 7.11.
          “Indemnifiable Losses” shall mean, subject to Section 5.04 and Section 5.06, all losses, Liabilities, damages, deficiencies, fines, expenses, Actions, demands, judgments or settlements, whether or not resulting from Third Party Claims, including interest and penalties recovered by a third party with respect thereto and out-of-pocket expenses and reasonable attorneys’ and accountants’ fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of an Indemnitee’s rights hereunder, suffered or incurred by an Indemnitee.
          “Indemnifying Party” shall have the meaning set forth in Section 5.03(a).

          “Indemnitee” shall mean any of the Extendicare Indemnitees or the ALC Indemnitees, as the case may be, who or which may seek indemnification under this Separation Agreement.
          “Intercompany Arrangements” shall have the meaning set forth in Section 3.04.
          “Law” shall mean all laws (including common law), statutes, rules, regulations, codes, orders, ordinances, judgments, writs, decrees, awards or other requirements and the guidelines, policies, notices or directions of a Governmental Entity or the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self regulatory authority.
          “Liabilities” shall mean any and all charges, debts, demands, damages, liabilities, indemnities, commitments and obligations, whether fixed, contingent or absolute, contractual or non-contractual, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, whenever or however arising and whether or not the same would be required by generally accepted accounting policies to be reflected in financial statements or disclosed in the notes thereto.
          “LTC Master Leases” shall mean (i) the Master Lease Agreement (I) dated January 1, 2005, among ALC, EHSI, LTC Properties, Inc. and Texas-LTC Limited Partnership and (ii) the Master Lease Agreement (II) dated January 1, 2005, among ALC, EHSI, Carriage House Assisted Living, Inc. and LTC Properties, Inc.
          “Payroll and Benefit Services Agreement” shall mean the agreement for payroll and benefit services, dated the date hereof, between EHSI and ALC, the form of which is attached hereto as Exhibit II.
          “Permits” in respect of a person shall mean such person’s approvals, certificates, consents, licenses, orders, grants, filings, franchises, licenses, notices, permits or other authorizations of or from all Governmental Entities.
          “Potential Contributor” shall have the meaning set forth in Section 5.04.
          “Records” shall mean the ALC Records and Extendicare Records.
          “Registration Statement” shall have the meaning set forth in the Arrangement Agreement.
          “Reimbursement Agreement” shall mean the agreement for reimbursement services, dated the date hereof, between EHSI and ALC, the form of which is attached hereto as Exhibit IV.
          “Representative” of any Person shall mean an officer, trustee, director or employee of such Person or any investment banker, attorney or other advisor or representative of such Person.

          “Request” shall have the meaning set forth in Section 4.09(c).
          “Rules” shall have the meaning set forth in Section 7.11.
          “SEC” shall mean the U.S. Securities and Exchange Commission.
          “Separate Return” shall have the meaning set forth in the Tax Allocation Agreement.
          “Separation” shall have the meaning set forth in Section 3.01.
          “Separation Agreement” shall mean this agreement.
          “Tax” or “Taxes” shall have the meaning set forth in the Tax Allocation Agreement.
          “Tax Allocation Agreement” shall mean the Tax Allocation Agreement, dated the date hereof, among Extendicare Inc., Extendicare Holdings, Inc. and ALC, the form of which is attached hereto as Exhibit I.
          “Tax Returns” shall have the meaning set forth in the Tax Allocation Agreement.
          “Technology Services Agreement” shall mean the master technology service agreement between Virtual Care Provider, Inc. and ALC and the related Statement of Works, the form of which is attached hereto as Exhibit V.
          “Third Party Claim” shall have the meaning set forth in Section 5.03(a).
          “Transaction Agreements” shall mean the Arrangement Agreement, the Plan of Arrangement, the Tax Allocation Agreement, the Technology Services Agreement, the Payroll and Benefit Services Agreement, the Reimbursement Agreement, the Divided Facility Purchase Agreements, the Divided Facility Leases and any deeds, bills of sale, stock powers, certificates of title, assignments and other instruments of sale, contribution, conveyance, assignment, transfer and delivery required to consummate the Separation.
ARTICLE II
Tax Matters
          Notwithstanding anything in this Separation Agreement to the contrary, Liabilities of the parties for Taxes are subject to the terms of the Tax Allocation Agreement. Except for Section 4.02 and Section 5.04(d) of this Separation Agreement, the Tax Allocation Agreement shall be the exclusive agreement among the parties with respect to all Tax matters, including indemnification and any procedures in connection therewith.

ARTICLE III
Separation and Assumed Liabilities
          Section 3.01. Separation. At any time prior to the Effective Time, to the extent such actions have not been taken prior to the date hereof, Extendicare and ALC shall take, or shall cause their subsidiaries to take, the actions described on Schedule 3.01 hereto. The transactions contemplated by Schedule 3.01, together with the ALC Distribution, are referred to collectively as the “Separation.”
          Section 3.02. Transfer and Assumption Documentation. In furtherance of the sale, contribution, conveyance, assignment, transfer and delivery of the ALC Assets and the assumption of the Assumed Liabilities, in each case, pursuant to Schedule 3.01, (a) the transferor shall execute and deliver, and cause its subsidiaries to execute and deliver, such deeds, bills of sale, stock powers, certificates of title, assignments of Contracts and other instruments of sale, contribution, conveyance, assignment, transfer and delivery necessary or appropriate to evidence such sale, contribution, conveyance, assignment, transfer and delivery and (b) the transferee shall execute and deliver such instruments of assumption as necessary or appropriate to evidence such assumption.
          Section 3.03. Disclaimer. (a) Each of ALC and Extendicare (on behalf of itself and each of its subsidiaries) understands and agrees that, except as expressly set forth herein or in any Transaction Agreement, neither party makes any representation or warranty, express or implied, regarding the ALC Assets, the Assumed Liabilities, the Excluded Assets or the Excluded Liabilities, including any warranty of merchantability or fitness for a particular use, or any representation or warranty regarding any consent or authorization from any Governmental Entity required in connection therewith or their transfer, regarding the value or freedom from encumbrances of, or any other matter concerning, any ALC Asset or Excluded Asset, or regarding the absence of any defense or right of setoff or freedom from counterclaim with respect to any claim, or as to the legal sufficiency of any assignment, document or instrument delivered hereunder to convey title to any ALC Asset or Excluded Asset upon the execution, delivery and filing hereof or thereof.
     (b) Except as may expressly be set forth herein or in any Transaction Agreement, all ALC Assets and Excluded Assets are being transferred on an “as is, where is” basis, at the own risk of the respective transferees without any warranty whatsoever on the part of the transferor, formal or implicit, legal, statutory or conventional and the respective transferees shall bear the economic and legal risks that (i) any conveyance shall prove to be insufficient to vest in the transferee good and marketable title, free and clear of any encumbrance, and (ii) any necessary third party consent or consent of a Governmental Entity is not obtained or that any requirement of applicable Law is not met.
          Section 3.04. Intercompany Arrangements. Except as set forth on Schedule 3.04, all Contracts, arrangements, commitments and undertakings (other than this Separation Agreement and the Transaction Agreements), whether oral or written, solely between any ALC Company or any operating unit of any ALC Company, on the one hand, and any member of the Extendicare Group or any operating unit thereof (other than any ALC Company or operating unit thereof), on the other hand, entered into prior to the Effective Time (“Intercompany Arrangements”) shall terminate upon the Effective Time. No such terminated Intercompany Arrangement (including any provisions thereof that purport to survive termination) shall be of any further force or effect after the Effective Time, and all amounts under such Intercompany Arrangements that are unbilled and have not been charged to the related Contract, arrangement, commitment or undertaking as of the Effective Time shall be settled upon the Effective Time and the parties shall be released from all future Liabilities thereunder. Except as set forth on Schedule 3.04, at or before the Effective Time, Extendicare shall cause all intercompany indebtedness (which shall include payables and receivables) between any ALC Company or any operating unit of any ALC Company, on the one hand, and any member of the Extendicare Group or any operating unit thereof (other than any ALC Company or operating unit thereof), on the other hand, including any indebtedness under the Intercompany Arrangements, to be settled.
ARTICLE IV
Other Agreements
                     Section 4.01. Use of Names. (a) Except as provided below, from and after the Effective Time, (i) ALC and its subsidiaries, solely and exclusively, shall have all rights in and use of the ALC Names and Extendicare shall take such actions as are reasonably necessary or appropriate to vest such rights in ALC or any of its subsidiaries and (ii) Extendicare and its subsidiaries, solely and exclusively, shall have all rights in and use of the Extendicare Names and ALC shall take such actions as are reasonably necessary or appropriate to vest such rights in Extendicare or any of its subsidiaries. As a result of and subject to Section 4.01(b), prior to the Effective Time, Extendicare shall take or cause to be taken all action necessary or appropriate to deliver to ALC, on or promptly following the Effective Time, any and all stationery, business cards, brochures, sales literature, promotional material and other documents, including invoices and purchase orders (“Materials”) in its possession, bearing any ALC Name.
     (b) Within 90 days after the Effective Date, (i) Extendicare and its subsidiaries shall (A) cease using the ALC Names and shall destroy, redact or relabel all (except for one copy solely for archival purposes) Materials in its possession bearing any ALC Name even if such Materials include any Extendicare Name, except for legal documents that cannot be altered, and (B) shall take or cause to be taken all actions necessary to change the name of any member of the Extendicare Group to eliminate the ALC Names and (ii) ALC and its subsidiaries (A) shall cease using the Extendicare Names and shall destroy, redact or relabel all (except for one copy solely for archival purposes) Materials in its possession bearing any Extendicare Name even if such Materials also include any ALC Name, except for legal documents that cannot be altered, and (B) shall take or cause to be taken all actions necessary to change the name of any of the ALC Companies to eliminate the Extendicare Names.
     (c) Subject to the terms and conditions of this Separation Agreement, as of the Effective Time, each party hereby grants to the other party a 90-day non-exclusive, non-transferable, royalty-free, fully paid up license, with no right to sublicense (other than to wholly owned entities), to use the ALC Names or Extendicare Names, respectively, in the United States, solely as consistent with past practice and in a reasonable transitional manner. Each party hereby indemnifies the other party for any third party claims that may arise under the above-mentioned 90-day period based on the licensed party’s use of the ALC Names or Extendicare Names, as applicable. Neither party shall use the ALC Names or Extendicare Names, respectively, after such 90-day period, except to accurately describe the former ownership of the ALC Companies by Extendicare.
                      Section 4.02. Books and Records. (a) Prior to or as promptly as practicable after the Effective Time, ALC shall, and shall cause the other ALC Companies to, deliver to Extendicare any Extendicare Records in its or their possession and copies of any ALC Records relating to the Extendicare Group that Extendicare reasonably requests; provided, however that ALC shall be entitled to retain copies of such Extendicare Records (unless Extendicare determines in good faith, after consultation with outside counsel, that such retention of copies would reasonably be expected to result in the loss of any applicable claim to privilege, immunity, confidentiality or other similar protection) solely for archival purposes and such copies shall for all purposes constitute ALC Assets.
     (b) Prior to or as promptly as practicable after the Effective Time, Extendicare shall, and shall cause the other members of the Extendicare Group to, deliver to ALC any ALC Records in its or their possession and copies of any Extendicare Records relating to ALC that ALC reasonably requests; provided, however that Extendicare shall be entitled to retain copies of such ALC Records (unless ALC determines in good faith, after consultation with outside counsel, that such retention of copies would reasonably be expected to result in the loss of any applicable claim to privilege, immunity, confidentiality or other similar protection) solely for archival purposes and such copies shall for all purposes constitute Excluded Assets.
                    Section 4.03. Further Assurances. (a) In the event that at any time or from time to time after the Effective Time, either Extendicare or ALC or any of their Affiliates become aware that a member of the Extendicare Group possesses any ALC Asset or remains obligated in respect of any Assumed Liability (and which should have been transferred to or assumed by ALC prior to the Effective Time), Extendicare shall promptly transfer, or cause to be transferred, such ALC Asset to ALC or an ALC Company or, in the case of an Assumed Liability, ALC shall promptly assume such Assumed Liability. Prior to any such transfer, Extendicare shall hold any such ALC Asset in trust for ALC.

     (b) In the event that at any time or from time to time after the Effective Time either Extendicare or ALC or any of their Affiliates become aware that any ALC Company possesses any Excluded Asset or remains obligated in respect of any Excluded Liability (and which should have been transferred out of ALC or assumed by Extendicare prior to the Effective Time), ALC shall promptly transfer, or cause to be transferred, such Excluded Asset to Extendicare or its designated Affiliate or, in the case of an Excluded Liability, Extendicare or an Affiliate of Extendicare shall promptly assume such Excluded Liability. Prior to any such transfer, ALC shall hold such Excluded Asset in trust for Extendicare.
     (c) Without limitation of the foregoing:
     (i) If the transfer, assignment or assumption of any ALC Asset or any Assumed Liability intended to be transferred, assigned or assumed hereunder is not consummated prior to or at the Effective Time, whether as a result of the failure to obtain a Permit as contemplated by Section 4.04 or for any other reason, then the member of the Extendicare Group retaining such ALC Asset or such Assumed Liability shall thereafter hold such ALC Asset or such Assumed Liability for the use and benefit, including entering into subcontracting, sub-licensing, leasing, sub-leasing or other arrangements insofar as reasonably practicable and subject to applicable Law and to the fullest extent permitted under any applicable third party agreement, of ALC (at the expense of ALC). In addition, other than with respect to any EHSI Assisted Living Facility that has not been transferred at the Effective Time, the member of the Extendicare Group retaining such ALC Asset or such Assumed Liability shall take such other actions in order to place ALC, insofar as reasonably practicable and subject to applicable Law and to the fullest extent permitted under any applicable third party agreement, in the same position as if such ALC Asset or such Assumed Liability had been transferred or assumed as contemplated hereby and so that all the benefits and burdens relating to such ALC Asset or such Assumed Liability, including possession, use, indemnification, risk of loss, potential for gain, and dominion, control and command over such ALC Asset or Assumed Liability, are to inure, from and after the Effective Time, to ALC. With respect to any EHSI Assisted Living Facility that has not been transferred at the Effective Time, Extendicare and ALC or their respective subsidiaries shall enter into a purchase and sale agreement substantially in the form of Exhibit VI hereto. To the extent permitted by Law and to the extent otherwise permissible in light of any legal or contractual impediment or required Permit, ALC shall be entitled to, and shall be responsible for, the management and the benefits and burdens of any such ALC Asset or any such Assumed Liability not yet transferred to or assumed by it and the parties agree to use their respective commercially reasonable efforts to cooperate and coordinate with respect thereto.

     (ii) If and when the legal or contractual impediments and the Permits (the failure to remove or the absence of which caused the deferral of the transfer or assumption of any ALC Asset or Assumed Liability pursuant to this Section 4.03(c)) are removed or obtained, as the case may be, the transfer and assumption of the applicable ALC Asset or Assumed Liability shall be promptly effected in accordance with the terms of this Separation Agreement or the applicable Transaction Agreements, without the payment of additional consideration (except as otherwise contemplated by any Transaction Agreement).
     (iii) Except as otherwise contemplated by any Transaction Agreement, the member of the Extendicare Group retaining an ALC Asset or Assumed Liability due to the deferral of the transfer or assumption of such ALC Asset or Assumed Liability pursuant to this Section 4.03(c) shall not be obligated to expend any money to obtain a Permit or removal of a legal impediment unless the necessary funds are advanced by ALC.
     (d) This Section 4.03 is intended solely to address Assets and Liabilities that should have been properly transferred to or assumed by an ALC Company or a member of the Extendicare Group, as the case may be, prior to the Effective Time.
          Section 4.04. Cooperation. The parties shall cooperate with each other in all reasonable respects to ensure (a) that the Separation and the assumption of the Assumed Liabilities are consummated in accordance with the terms hereof, including using commercially reasonable efforts to obtain all Permits and remove all legal impediments as required in connection with the Separation, (b) the retention by Extendicare of the Excluded Assets and (c) the transfer to ALC of all the ALC Assets. To the extent that any ALC Asset is also material to the business of the Extendicare Group or any Excluded Asset is also material to the ALC Business, the parties shall, at the Effective Time, (i) to the extent such Asset is owned by a member of the Extendicare Group or an ALC Company as applicable, enter into reasonable arrangements, including licensing or leasing, as shall enable the members of the Extendicare Group or the ALC Companies, as the case may be, to continue to use such Asset perpetually and on commercially reasonable terms, or (ii) for third party owned Assets, use commercially reasonable efforts to obtain a license or sublicense, lease or sublease, on substantially similar terms as the applicable member of the Extendicare Group or the applicable ALC Company currently licenses the third party Asset. The parties shall share any accompanying expenses pro rata based on their respective use of the Asset.
          Section 4.05. Insurance. From the Effective Time until the expiration of the current terms of such policies in existence as of the Effective Time according to their terms, Extendicare shall use commercially reasonable efforts to maintain in effect the third party insurance policies maintained by the Extendicare Group immediately prior to the Effective Time for which premiums have been paid in full prior to the Effective Time and shall not take any action to surrender, terminate or otherwise limit the coverage thereof; provided, however, that in maintaining such policies, Extendicare shall not be required to make any expenditures or incur any Liabilities with respect to the maintenance of such policies (other than any expenditures in connection with administering or making claims under such policies, which expenditures shall be reimbursed by ALC). In the event that any ALC Asset suffers any damage, destruction or other casualty loss, Extendicare shall, to the extent covered by any such policy, surrender to ALC (a) all net insurance proceeds actually received with respect to such damage (after deducting the costs incurred in proceeding with any such recovery), destruction or casualty loss and (b) all rights of the Extendicare Group with respect to any causes of action in connection with such damage, destruction or casualty loss; provided, however that ALC shall be the party responsible for taking actions to cause such recovery to occur. Extendicare shall promptly pay to ALC all insurance proceeds relating to the ALC Business, the ALC Assets or the Assumed Liabilities received by the Extendicare Group under any third party insurance policy. Nothing in this Section 4.05 shall (i) reduce, limit or otherwise affect the right of a member of the Extendicare Group to seek or obtain insurance proceeds with respect to any damage, destruction or casualty loss to or of an Excluded Asset, nor shall anything in this Section 4.05 reduce, limit or otherwise affect any of the rights of ALC or any other ALC Indemnitee set forth in Article V or (ii) require Extendicare to obtain any additional insurance with respect to any ALC Asset. After the expiration of the current term of any such policy, Extendicare and each of its subsidiaries shall have no further obligation to maintain any insurance for any ALC Company or with respect to any ALC Asset.
                     Section 4.06. Agreement Not to Solicit Employees. (a) Each of the parties hereto understands that the other party shall be entitled to protect and preserve the going concern value of its respective business to the extent permitted by applicable Law and that neither party would have entered into this Separation Agreement or the other Transaction Agreements to which it is a party absent the provisions of this Section 4.06; provided, however, that this Section 4.06 shall not inure to the benefit of any person (or such person’s Affiliates) other than Extendicare and ALC and their respective subsidiaries as of immediately prior to the date of such sale, conveyance, transfer, lease or acquisition (i) to whom either party sells, conveys, transfers or leases, in one transaction or a series of related transactions, directly or indirectly, all or substantially all of its assets or (ii) who acquires, in one transaction or a series of related transactions, directly or indirectly, more than a majority of the outstanding equity of ALC or Extendicare, as applicable, whether by stock purchase, merger, share exchange or otherwise.
     (b) Extendicare agrees that for a period of two years following the Effective Date, it shall not, and shall not permit any member of the Extendicare Group to, directly or indirectly, solicit for employment or recruit any individual employed by any ALC Company or any of their respective divisions, or induce or attempt to induce any such individual to terminate or cease his or her relationship with the applicable ALC Company or any of their respective divisions. Extendicare further agrees that neither it nor any member of the Extendicare Group will enter into any employment, consulting, independent contractor or similar arrangement with any employee or former employee of any ALC Company or any of their respective divisions until one year after the effective date of termination of such employee’s employment with the applicable ALC Company or any of their respective divisions, provided that such prohibition shall not apply to (A) former employees whose employment has been terminated (i) by the employer (with or without cause) or (ii) by mutual agreement between the employee and employer or (B) former employees who respond to general advertisements in periodicals, newspapers or other advertisement media of similar nature made by any member of the Extendicare Group that are not specifically directed at employees of ALC and as a result of such solicitations, a member of the Extendicare Group employs such person.
     (c) ALC agrees that for a period of two years following the Effective Date, it shall not, and shall not permit any ALC Company to, directly or indirectly, solicit for employment or recruit any individual employed by any member of the Extendicare Group or any of their respective divisions, or induce or attempt to induce any such individual to terminate or cease his or her relationship with the applicable member of the Extendicare Group or any of their respective divisions. ALC further agrees that no ALC Company will enter into any employment, consulting, independent contractor or similar arrangement with any employee or former employee of any member of the Extendicare Group or any of their respective divisions until one year after the effective date of termination of such employee’s employment with the applicable member of the Extendicare Group or any of their respective divisions, provided that such prohibition shall not apply to (A) former employees whose employment has been terminated (i) by the employer (with or without cause) or (ii) by mutual agreement between the employee and employer or (B) former employees who respond to general advertisements in periodicals, newspapers or other advertisement media of similar nature made by any member of the ALC Companies that are not specifically directed at employees of the Extendicare Group and as a result of such solicitations an ALC Company employs such person.
          Section 4.07. Successors. (a) ALC shall not consolidate or amalgamate with or merge with or into, or sell, convey, transfer or lease, in one transaction or a series of related transactions, all or substantially all of its assets to, any person, unless the resulting, surviving or transferee person (the “ALC Successor Company”) shall expressly assume in writing all the obligations of ALC under this Separation Agreement and the Transaction Agreements. Except as otherwise provided in Section 4.06(a), such ALC Successor Company shall be the successor to ALC and shall succeed to, and be substituted for, ALC under this Separation Agreement and the Transaction Agreements, but in the case of a sale, conveyance, transfer or lease of less than substantially all of its assets, ALC shall not be released from its obligations hereunder.
   (b) Extendicare shall not consolidate or amalgamate with or merge with or into, or sell, convey, transfer or lease, in one transaction or a series of related transactions, all or substantially all of its assets to, any person, unless the resulting, surviving or transferee person (the “Extendicare Successor Company”) shall expressly assume in writing all the obligations of Extendicare under this Separation Agreement and the Transaction Agreements. Except as otherwise provided in Section 4.06(a), such Extendicare Successor Company shall be the successor to Extendicare and shall succeed to, and be substituted for, Extendicare under this Separation Agreement and the Transaction Agreements, but in the case of a sale, conveyance, transfer or lease of less than substantially all of its assets, Extendicare shall not be released from its obligations hereunder.
          Section 4.08. Retention of Records. Except as provided in Section 4.02 or in any of the Transaction Agreements, and except for any Records related to Taxes, if any Records are retained by a member of the Extendicare Group or an ALC Company pertaining to the other, Extendicare and ALC shall, and shall cause their respective subsidiaries to, use reasonable best efforts to retain all such Records in their possession or under their respective control until such Records are at least six years old (or for such longer period as may be required by applicable Law), except that if, prior to the expiration of such period, Extendicare or ALC or any of their respective subsidiaries wishes to destroy or dispose of any such Records that are at least three years old, then prior to destroying or disposing of any of such Records, (a) Extendicare or ALC, as applicable, shall provide no less than 60 days’ prior written notice to the other person, specifying the Records proposed to be destroyed or disposed of, and (b) if, prior to the scheduled date of such destruction or disposal, the other person requests in writing that any of the Records proposed to be destroyed or disposed of be delivered to such other person, Extendicare or ALC, as applicable, promptly shall arrange for the delivery of the requested Records to a location specified by, and at the expense of, the requesting person.
          Section 4.09. Confidentiality; Preservation of Privilege; Access. (a) Extendicare shall keep, and shall cause its Affiliates and Representatives to keep, the ALC Information strictly confidential and will disclose such ALC Information only to such of its Affiliates and Representatives who need to know such ALC Information and who agree to be bound by this Section 4.09 and agree not to disclose such ALC Information to any other person. Without the prior written consent of ALC, Extendicare shall not, and Extendicare shall cause each other receiving person and their respective Representatives not to, disclose the ALC Information to any person except as may be required by applicable Law or judicial process and in accordance with this Section 4.09. ALC shall keep, and shall cause its Affiliates and Representatives to keep, the Extendicare Information strictly confidential and will disclose such Extendicare Information only to such of its Affiliates and Representatives who need to know such Extendicare Information and who agree to be bound by this Section 4.09 and agree not to disclose such Extendicare Information to any other person. Without the prior written consent of Extendicare, ALC shall not, and ALC shall cause each other receiving person and their respective Representatives not to disclose the Extendicare Information to any person except as may be required by applicable Law or judicial process and in accordance with this Section 4.09.
     (b) In the event that any receiving person or any of its Representatives receives a request or is required by applicable Law or judicial process to disclose to a court or other tribunal all or any part of the ALC Information, such receiving party shall, to the extent permitted by applicable Law, promptly notify (or shall cause its Representatives to notify) ALC of the request in writing, and consult with and assist ALC in seeking a protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained or ALC waives compliance with the requirement to seek a protective order or other remedy, such receiving party shall disclose (or shall cause its Representatives to disclose) only that portion of the ALC Information or facts which it determines in good faith, after consultation with outside counsel, is legally required to be disclosed, and will exercise its reasonable best efforts to assure that confidential treatment will be accorded such ALC Information or facts by the persons or entities receiving the same. ALC will be given an opportunity to review the ALC Information or facts prior to disclosure. In the event that any receiving person or any of its Representatives receives a request or is required by applicable Law or judicial process to disclose to a court or other tribunal all or any part of the Extendicare Information, such receiving party shall, to the extent permitted by applicable Law, promptly notify (or shall cause its Representatives to notify) Extendicare of the request in writing, and consult with and assist Extendicare in seeking a protective order or other appropriate remedy. In the event that such protective order or other remedy is not obtained or Extendicare waives compliance with the requirement to seek a protective order or other remedy, such receiving party shall disclose (or shall cause it Representatives to disclose) only that portion of the Extendicare Information or facts which it determines in good faith, after consultation with outside counsel, is legally required to be disclosed, and will exercise its reasonable best efforts to assure that confidential treatment will be accorded such Extendicare Information or facts by the persons or entities receiving the same. Extendicare will be given an opportunity to review the Extendicare Information or facts prior to disclosure.
     (c) Each party to this Separation Agreement shall, promptly (and in any event within 10 Business Days of such receipt) upon its receipt or the receipt by any of its Affiliates or Representatives of a request or requirement (by oral questions, interrogatories, requests for documents, Extendicare Information or ALC Information, as applicable, subpoenas, civil investigative demands or other similar processes) reasonably regarded as calling for the inspection or production of any documents or other Extendicare Information or ALC Information, as applicable, which relates to the business or operations of the other party to this Separation Agreement or their respective Affiliates (a “Request”), notify the party to this Separation Agreement whose documents, Extendicare Information or ALC Information, as applicable, is the subject of such Request. The preceding sentence shall apply regardless of whether the person delivering the Request is a party in the claim, suit, action, arbitration, inquiry, investigation or other proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any arbitrator or Governmental Entity or similar person or body (each, an “Action”), to which the Request relates. In addition to complying with the applicable provisions of Section 4.09(b), each party shall use reasonable best efforts to assert and maintain, or cause its Affiliates and Representatives to assert and maintain, any applicable claim to privilege, immunity, confidentiality or protection in order to protect such documents and other Extendicare Information or ALC Information, as applicable, from disclosure, and shall use reasonable best efforts to seek to condition any disclosure which may be required on such protective terms as it may reasonably determine to be appropriate. Following the receipt of the notice described in the first sentence of this Section 4.09(c), no party may waive an applicable privilege without the prior written consent of the affected party to this Separation Agreement (or any affected Affiliate or Affiliates of any such party) except, in the opinion of such party’s counsel, as required by applicable Law.
     (d) From and after the Effective Time, ALC shall, and shall cause each ALC Company to, afford to Extendicare, and to Extendicare’s Representatives, reasonable access during normal business hours to documents within the possession or control of any ALC Company that were Assets of Extendicare transferred to ALC in the Separation or Assets of ALC prior to the Separation as soon as reasonably practicable after request therefor to the extent such access is reasonably required (i) for the purposes of defending any Action commenced or threatened in writing against Extendicare (other than any adversarial Action by a party or its Affiliates against the other party or its Affiliates) directly relating to the business, Assets or Liabilities of Extendicare as they existed immediately prior to giving effect to the Separation, (ii) to comply with reporting, disclosure, filing or other requirements imposed on the requesting party (including under applicable securities Laws) by a Governmental Entity having jurisdiction over the requesting party, (iii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements or (iv) to comply with its obligations under this Separation Agreement or any other Transaction Agreement; provided, however, that such access will not unreasonably interfere with the normal operations of any ALC Company and the reasonable out-of-pocket expenses of any ALC Company incurred in connection therewith will be paid by Extendicare. In connection with granting of any such access, any ALC Company may withhold (i) any document (A) the disclosure of which would violate any Contract with a third party or any applicable Law or judgment or would result in the waiver of any legal privilege or work-product protection or (B) that otherwise relates to any Action between ALC and any of its Affiliates, on the one hand, and Extendicare and any of its Affiliates, on the other hand (which shall be governed by the rules of discovery applicable thereto), or (ii) such documents or portions of documents that ALC determines in good faith, after consultation with outside counsel, should not be disclosed in order to ensure compliance with antitrust or other similar Law or judgment. For the avoidance of doubt, all documents provided to Extendicare, or Extendicare’s Representatives pursuant to this Section 4.09(d) shall be subject to Extendicare’s obligations with respect to ALC Information contained in paragraphs (a), (b) and (c) of this Section 4.09.
     (e) From and after the Effective Time, Extendicare shall, and shall cause each of its subsidiaries to, afford to ALC, and to ALC’s Representatives, reasonable access during normal business hours to documents within the possession or control of Extendicare or any of its subsidiaries that were Assets of Extendicare prior to the Separation as soon as reasonably practicable after request therefor to the extent such access is reasonably required (i) for the purposes of defending any Action commenced or threatened in writing against ALC (other than any adversarial Action by a party or its Affiliates against the other party or its Affiliates) directly relating to the business, Assets or Liabilities of ALC as they existed immediately prior to giving effect to the Separation, (ii) to comply with reporting, disclosure, filing or other requirements imposed on the requesting party (including under applicable securities Laws) by a Governmental Entity having jurisdiction over the requesting party, (iii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements, (iv) to comply with its obligations under this Separation Agreement or any other Transaction Agreement or (v) if such document would otherwise be an ALC Record but for the fact that it could not be separated from an Extendicare Record; provided, however, that such access will not unreasonably interfere with the normal operations of Extendicare or any of its subsidiaries and the reasonable out-of-pocket expenses of Extendicare or any of its subsidiaries incurred in connection therewith will be paid by ALC. In connection with granting of any such access, Extendicare may withhold (i) any document (A) the disclosure of which would violate any Contract with a third party or any applicable Law or judgment or would result in the waiver of any legal privilege or work-product protection or (B) that otherwise relates to any Action between Extendicare and any of its Affiliates, on the one hand, and ALC and any of its Affiliates, on the other hand (which shall be governed by the rules of discovery applicable thereto), or (ii) such documents or portions of documents that Extendicare determines in good faith, after consultation with outside counsel, should not be disclosed in order to ensure compliance with antitrust or other similar Law or judgment. For the avoidance of doubt, all documents provided to ALC, or ALC’s Representatives pursuant to this Section 4.09(e) shall be subject to ALC’s obligations with respect to Extendicare Information contained in paragraphs (a), (b) and (c) of this Section 4.09.
   (f) Any confidentiality provisions contained in a Transaction Agreement shall, with respect to the information covered by such provisions, supercede this Section 4.09.
          Section 4.10. Novation of Liabilities. (a) ALC shall use commercially reasonable efforts to (i) obtain, or cause to be obtained, any release, consent, substitution, approval or amendment required to novate all members of the Extendicare Group from and assign all obligations under Contracts, licenses and other obligations or Liabilities of any nature whatsoever that constitute Assumed Liabilities, or to obtain in writing the unconditional release of all members of the Extendicare Group to such obligations, so that, in any such case, ALC or any other ALC Company, shall be solely responsible for such Assumed Liabilities, (ii) terminate, or cause ALC Assets to be substituted in all respects for any Excluded Assets in respect of, the encumbrances on Excluded Assets which are securing any Assumed Liabilities and (iii) obtain the unconditional release of any member of the Extendicare Group from any guarantee of the Assumed Liabilities after the Separation.

   (b) If ALC is unable to obtain, or to cause to be obtained, any such required release, consent, substitution, approval or amendment pursuant to Section 4.10, the applicable member of the Extendicare Group shall continue to be bound by such Contracts, licenses and other obligations or Liabilities and, unless not permitted by Law or the terms thereof, ALC shall, as agent or subcontractor for such member of the Extendicare Group, pay, perform and discharge fully all the obligations or other Liabilities of such member of the Extendicare Group thereunder from and after the Effective Time. ALC shall, and shall cause each other ALC Company, without further consideration to, pay and remit, or cause to be paid or remitted, to the applicable member of the Extendicare Group, promptly all money, rights and other consideration received by it or any other ALC Company in respect of such performance. ALC (i) shall indemnify and hold harmless each Extendicare Indemnitee against any Liabilities arising in connection therewith and (ii) without the prior written consent of Extendicare, from and after the Effective Time, shall not, and shall not permit any ALC Company to, renew or extend the term of, increase its obligations under or transfer any Contract, license or other obligation for which a member of the Extendicare Group is or may be liable, pursuant to which any Excluded Asset is or may be encumbered, unless all obligations of the members of the Extendicare Group and all encumbrances on any Excluded Asset with respect thereto are thereupon released and terminated by documentation reasonably satisfactory in form and substance to Extendicare.
     (c) Extendicare shall use commercially reasonable efforts to (i) obtain, or cause to be obtained, any release, consent, substitution, approval or amendment required to novate all ALC Companies from and assign all obligations under Contracts, licenses and other obligations or Liabilities of any nature whatsoever that constitute Excluded Liabilities, or to obtain in writing the unconditional release of all ALC Companies to such obligations, so that, in any such case, Extendicare or any other member of the Extendicare Group shall be solely responsible for such Excluded Liabilities, (ii) terminate, or cause Excluded Assets to be substituted in all respects for any ALC Assets in respect of, the encumbrances on ALC Assets which are securing any Excluded Liabilities and (iii) obtain the unconditional release of any ALC Company from any guarantee of the Excluded Liabilities after the Separation.
     (d) If Extendicare is unable to obtain, or to cause to be obtained, any such required release, consent, substitution, approval or amendment pursuant to Section 4.10(c), the applicable ALC Company shall continue to be bound by such Contracts, licenses and other obligations or Liabilities and, unless not permitted by Law or the terms thereof, Extendicare shall, as agent or subcontractor for such ALC Company, pay, perform and discharge fully all the obligations or other Liabilities of such ALC Company thereunder from and after the Effective Time. Extendicare shall, and shall cause each other member of the Extendicare Group to, without further consideration, pay and remit, or cause to be paid or remitted, to the applicable ALC Company, promptly all money, rights and other consideration received by it or any other member of the Extendicare Group in respect of such performance. Extendicare (i) shall indemnify and hold harmless each ALC Indemnitee against any Liabilities arising in connection therewith and (ii) without the prior written consent of ALC, from and after the Effective Time, shall not, and shall not permit any member of the Extendicare Group to, renew or extend the term of, increase its obligations under or transfer any Contract, license or other obligation for which any ALC Company is or may be liable, pursuant to which any ALC Asset is or may be encumbered, unless all obligations of the ALC Companies and all encumbrances on any ALC Asset with respect thereto are thereupon released and terminated by documentation reasonably satisfactory in form and substance to ALC.
ARTICLE V
Indemnification
             Section 5.01. Indemnification by ALC. Subject to the provisions of this Article V, from and after the Effective Time ALC shall indemnify, and shall cause the other ALC Companies to indemnify, defend and hold harmless the Extendicare Indemnitees from and against, and pay or reimburse the Extendicare Indemnitees for, all Indemnifiable Losses, as incurred, to the extent:
     (a) relating to or arising from the ALC Business, the ALC Assets or the Assumed Liabilities (including the failure by ALC to pay, perform or otherwise discharge any of the Assumed Liabilities in accordance with their terms), whether such Indemnifiable Losses relate to or arise from events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted before, at or after the Effective Time, other than any Indemnifiable Losses related to any EHSI Assisted Living Facility to the extent they arise out of or result from the operation of such EHSI Assisted Living Facility prior to its transfer from EHSI or a subsidiary thereof to an ALC Company;
     (b) relating to or arising from any untrue or allegedly untrue statement of a material fact contained in any of the Filings, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, but in each case only with respect to information, statements, facts or omissions relating to the ALC Companies or the ALC Business;
     (c) relating to or arising from the breach by any ALC Company of any agreement or covenant contained in this Separation Agreement or any Transaction Agreement which is to be performed or complied with by it after the Effective Time, unless and to the any extent such Transaction Agreement contains alternative indemnification, damages or remedy provisions; or
     (d) relating to or arising from either of the LTC Master Leases, other than any Indemnifiable Loss for which Extendicare has indemnified the ALC Indemnitees pursuant to Section 5.02(e).

            Section 5.02. Indemnification by Extendicare. Subject to the provisions of this Article V, from and after the Effective Time, Extendicare shall, and shall cause the other members of the Extendicare Group to, indemnify, defend and hold harmless the ALC Indemnitees from and against, and pay or reimburse the ALC Indemnitees, for all Indemnifiable Losses, as incurred, to the extent:
     (a) relating to or arising from the Excluded Assets or the Excluded Liabilities (including the failure by Extendicare to pay, perform or otherwise discharge any of the Excluded Liabilities in accordance with their terms), whether such Indemnifiable Losses relate to or arise from events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted before, at or after the Effective Time;
     (b) relating to any EHSI Assisted Living Facilities to the extent they arise out of or result from the operation of such EHSI Assisted Living Facility prior to its transfer from EHSI or a subsidiary thereof to an ALC Company;
     (c) relating to or arising from any untrue statement of a material fact contained in any of the Filings, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, but in each case only with respect to information, statements, facts or omissions not relating to the ALC Companies or the ALC Business;
     (d) relating to or arising from the breach by Extendicare or any of its Affiliates (other than an ALC Company) of any agreement or covenant contained in this Separation Agreement or any Transaction Agreement which is to be performed or complied with by it after the Effective Time, unless and to the extent any such Transaction Agreement contains alternative indemnification, damages or remedy provisions;
     (e) relating to or arising from any breach by EHSI of either of the LTC Master Leases, but only if EHSI has failed to use commercially reasonable efforts to prevent or cure such breach.
            Section 5.03. Procedures Relating to Indemnification. (a) In order for an Indemnitee to be entitled to any indemnification provided for under this Separation Agreement in respect of, arising out of or involving a claim made by any person who is not an Indemnitee against such Indemnitee (a “Third Party Claim”), such Indemnitee must notify the party who may become obligated to provide indemnification hereunder (the “Indemnifying Party”) in writing, and in reasonable detail, of the Third Party Claim reasonably promptly, and in any event within 10 Business Days after receipt by such Indemnitee of written notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually and materially prejudiced in its ability to successfully defend the matter giving rise to such claim as a result of such failure. After any required notification (if applicable), the Indemnitee shall deliver to the

Indemnifying Party, promptly after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third Party Claim.
     (b) If a Third Party Claim is made against an Indemnitee, the Indemnifying Party will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof (at the expense of the Indemnifying Party), with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnitee. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party will not be liable to the Indemnitee for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnitee shall have the right to participate, at its own expense, in the defense thereof solely to assert any additional defenses and to employ counsel, at its own expense, except as set forth below, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnitee for any period during which the Indemnifying Party has not assumed the defense thereof (other than during any period in which the Indemnitee shall have failed to give notice of the Third Party Claim as provided above). Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim (and shall not be liable for the fees and expenses of counsel incurred by the Indemnitee in defending such Third Party Claim, except for the reasonable fees and expenses of counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnitee) if the Third P arty Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnitee which the Indemnitee reasonably determines, after conferring with its counsel, cannot be separated from any related claim for money damages. If such equitable or other relief portion of the Third Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages.
     (c) The indemnification required by Section 5.01 or Section 5.02, as the case may be, shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or the Indemnifiable Loss is incurred. If the Indemnifying Party chooses to defend or prosecute a Third Party Claim (i) all the parties hereto reasonably necessary or appropriate for such defense or prosecution shall cooperate in the defense or prosecution thereof, which cooperation shall include the retention in accordance with this Separation Agreement and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim and in such party’s control, (ii) the Indemnifying Party shall keep the Indemnitee reasonably informed of all significant developments in connection with the defense or prosecution of such Third Party Claim and (iii) the Indemnitee will agree to any settlement, compromise or discharge of such Third Party Claim which the Indemnifying

Party may recommend (after representing to the Indemnitee that such settlement is reasonably likely to be acceptable to the parties to the Third Party Claim) and which by its terms obligates the Indemnifying Party to pay the full amount of liability in connection with such Third Party Claim; provided, however, that, without the Indemnitee’s consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Indemnifying Party shall not consent to entry of any judgment or enter into any settlement (x) that provides for injunctive or other nonmonetary relief affecting the Indemnitee or its properties or (y) that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnitee of a release from all liability with respect to such claim; provided, further, however, that if the Indemnitee does not consent to any settlement recommended by the Indemnifying Party pursuant to subclause (iii) above (after representing to the Indemnitee that such settlement is reasonably likely to be acceptable to the parties to the Third Party Claim) then the Indemnifying Party (1) shall not in any event be obligated to indemnify the Indemnitee, or otherwise be responsible, for any amount in excess of the amount of the settlement so recommended by the Indemnifying Party and (2) shall be entitled to reimbursement of the fees and expenses of counsel incurred by the Indemnifying Party after the date on which the recommendation was made to the Indemnitee in the event the final and unappealable judgment in such Third Party Claim exceeds the amount of the settlement so recommended. If the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnitee shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent, not to be unreasonably withheld. If the Indemnifying Party does not or is not entitled to assume the defense of a Third Party Claim, the Indemnitee may defend the same in such manner as it may deem appropriate; provided, however, that the Indemnitee shall not admit any liability with respect to, or settle, compromise or discharge such Third Party Claim without the Indemnifying Party’s prior written consent, not to be unreasonably withheld.
     (d) In order for an Indemnitee to be entitled to any indemnification provided for under this Separation Agreement in respect of a claim that does not involve a Third Party Claim, the Indemnitee shall deliver notice of such claim (in reasonably sufficient detail to enable the Indemnifying Party to evaluate such claim) with reasonable promptness to the Indemnifying Party. The failure by any Indemnitee to give such notification shall not affect the indemnification provided hereunder except to the extent that the Indemnifying Party shall have been actually and materially prejudiced in its ability to successfully defend the matter giving rise to such claim as a result of such failure. If the Indemnifying Party does not notify the Indemnitee within 20 Business Days following its receipt of such notice that the Indemnifying Party disputes its liability with respect to such claim under Section 5.01 or Section 5.02, as the case may be, the claim shall be conclusively deemed a liability of the Indemnifying Party under Section 5.01 or Section 5.02, as the case may be, and the Indemnifying Party shall pay the amount of such liability to the Indemnitee on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined. If the Indemnifying Party has timely disputed its liability with respect to such claim, as provided above, the Indemnifying Party and the Indemnitee shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved in accordance with Section 7.11.
          Section 5.04. Certain Limitations. (a) If any Indemnitee receives any payment from an Indemnifying Party in respect of any Indemnifiable Losses and the Indemnitee could have recovered all or a part of such Indemnifiable Loss from a third party (a “Potential Contributor”) based on the underlying claim or demand asserted against such Indemnifying Party, such Indemnitee shall, to the extent permitted by applicable Law, assign such of its rights to proceed against the Potential Contributor as are necessary to permit such Indemnifying Party to recover from the Potential Contributor the amount of such payment or the Indemnifying Party shall otherwise be subrogated to such Indemnitee’s rights against the Potential Contributor.
   (b) If notwithstanding Section 5.04 an Indemnitee receives an amount from a third party in respect of an Indemnifiable Loss that is the subject of indemnification hereunder after all or a portion of such Indemnifiable Loss has been paid by an Indemnifying Party pursuant to this Article V, the Indemnitee shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such Liability, plus the amount received from the Third Party in respect thereof, less (ii) the full amount of the Indemnifiable Loss.
     (c) An insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or any other third party shall be entitled to a “wind-fall” (i.e. a benefit they would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification provisions hereof.
     (d) Notwithstanding anything to the contrary, the amount of any indemnification or contribution obligations under this Separation Agreement shall not be adjusted to take into account the Tax treatment of the relevant Indemnitee with respect to the indemnification or contribution payment or the indemnified item.
            Section 5.05. Contribution. If the indemnification provided for in this Article V shall, for any reason, be unavailable or insufficient to hold harmless the Indemnitee hereunder in respect of any Indemnifiable Loss, then each Indemnifying Party shall, in lieu of indemnifying such Indemnitee, contribute to the amount paid or payable by such Indemnitee as a result of such Indemnifiable Loss, in such proportion as shall be sufficient to place the Indemnitee in the same position as if such Indemnitee were indemnified hereunder, the parties intending that their respective contributions hereunder be as close as possible to the indemnification provided for under Section 5.01 and Section 5.02. If the contribution provided for in the previous sentence shall, for any reason, be unavailable or insufficient to put the Indemnitee in the same position as if it were indemnified under Section 5.01 or Section 5.02, as the case may be, then the Indemnifying Party shall contribute to the amount paid or payable by such Indemnitee as a result of such Indemnifiable Loss, in such proportion as shall be appropriate to reflect the relative benefits received by and the relative fault of the Indemnifying Party, on the one hand, and the Indemnitee on the other hand, with respect to the matter giving rise to the Indemnifiable Loss.
           Section 5.06. Exclusivity of Remedies. From and after the Effective Time and except as otherwise expressly provided in any Transaction Agreement, the remedies provided for in this Article V shall, as between the parties, be the exclusive monetary remedies of the parties to this Separation Agreement with respect to the Transaction Agreements. Each party hereto agrees that the previous sentence shall not limit or otherwise affect any non-monetary right or remedy which any party to this Separation Agreement may have under the Transaction Agreements or otherwise limit or affect any such party’s right to seek equitable relief, including specific performance. For the avoidance of doubt, each party hereto agrees that this Article V shall not confer any remedy on any person for any breach of any representation, covenant or agreement set forth in any Transaction Agreement that does not survive the Effective Time.
ARTICLE VI
Conditions
          The obligations of Extendicare and ALC to consummate the Separation shall be subject to the satisfaction or, to the extent permitted under applicable Law, waiver of the conditions set forth in each of the Transaction Agreements and the Arrangement Agreement.
ARTICLE VII
Miscellaneous and General
          Section 7.01. Modification or Amendment. The parties hereto may modify or amend this Separation Agreement only by written agreement executed and delivered by duly authorized officers of the respective parties.
          Section 7.02. Termination. In the event the Arrangement Agreement is terminated pursuant to its terms prior to the Effective Time, this Separation Agreement shall automatically and simultaneously terminate and the Separation shall automatically and simultaneously be abandoned without the approval of ALC, Extendicare or the shareholders of Extendicare. In the event of such termination, no party shall have any Liability to any other party pursuant to this Separation Agreement. It is understood and agreed that the consummation of the Arrangement shall not constitute a termination of this Separation Agreement.

          Section 7.03. Notices. All notices, requests, claims, demands and other communications under this Separation Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice) of a fax followed by delivery of such notice by overnight courier of an international reputation:
(a) if to Extendicare, to
Extendicare Inc.
3000 Steeles Avenue East
Markham, Ontario
Canada
L3R 9W2
Attention: Mel Rhinelander
Fax: 905-470-4003
(b) if to ALC, to
Assisted Living Concepts, Inc.
111 West Michigan Street
Milwaukee, Wisconsin 53203
Attention: Laurie Bebo
Fax: 414-908-8481
          Section 7.04. Interpretation. When a reference is made in this Separation Agreement to a Section, Exhibit, Schedule or party, such reference shall be to a Section of, or an Exhibit, Schedule or party to, this Separation Agreement unless otherwise indicated. The headings contained in this Separation Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Separation Agreement. Whenever the words “include”, “includes” or “including” are used in this Separation Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein”, “hereby” and “hereunder” and words of similar import when used in this Separation Agreement shall refer to this Separation Agreement as a whole and not to any particular provision of this Separation Agreement. The words “date hereof” shall refer to the date of this Separation Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Separation Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a person are also to its permitted successors and assigns.

          Section 7.05. Severability. If any term or other provision of this Separation Agreement is invalid, illegal or incapable of being enforced by any applicable Law, or public policy, all other conditions and provisions of this Separation Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Separation Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
          Section 7.06. Counterparts. This Separation Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Each party need not sign the same counterpart.
          Section 7.07. Entire Agreement; Third Party Beneficiaries. This Separation Agreement, taken together with the other Transaction Agreements constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the transactions contemplated hereby and thereby; provided, that the indemnification provisions contained herein supersede any indemnification provision contained in any other Transaction Agreement other than the Tax Allocation Agreement, including any indemnification provision contained in a transfer agreement between Extendicare or any of its subsidiaries and any ALC Company related to an EHSI Assisted Living Facility. Except for the provisions set forth in Article V nothing contained in this Separation Agreement is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns, any benefit, right or remedy under or by reason of this Separation Agreement; provided, however, that any claim under Article V by an Extendicare Indemnitee or an ALC Indemnitee, as the case may be, that is not a party to this Separation Agreement shall be brought on behalf of such Extendicare Indemnitee or ALC Indemnitee, as the case may be, by the party to this Separation Agreement from which such Indemnitee’s status as an Extendicare Indemnitee or ALC Indemnitee is derived.
          Section 7.08. Certain Obligations. Whenever this Separation Agreement requires any of the subsidiaries or Representatives of any party to take any action, this Separation Agreement will be deemed to include an undertaking on the part of such party to cause such subsidiary or Representative to take such action; provided, however, that for the avoidance of doubt, at any time after the Effective Time, the ALC Companies shall not be considered to be subsidiaries of Extendicare.
          Section 7.09. Governing Law. This Separation Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          Section 7.10. Assignment. Subject to Section 4.07 and Section 7.07 hereof, neither this Separation Agreement nor any of the rights, interests or obligations under this Separation Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Separation Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective permitted assigns and successors in accordance with Section 4.07.
          Section 7.11. Dispute Resolution; Waiver of Jury Trial. To the fullest extent permitted by applicable Law, any controversy, claim or dispute arising out of or relating of this Separation Agreement or any Transaction Agreement (including the Tax Allocation Agreement, insofar as it refers to this Section 7.11, but excluding any Transaction Agreement that expressly provides for an alternative dispute resolution mechanism), or any breach hereof or thereof, including any dispute concerning the scope of this Section 7.11, shall be resolved exclusively by binding arbitration conducted before an arbitrator in accordance with the most applicable then existing Rules of Arbitration (the “Rules”) of the International Chamber of Commerce (“ICC”) (or any successor or other institution performing comparable services). In order to commence a proceeding pursuant to this Section 7.11, any Person having rights under this Separation Agreement or any Transaction Agreement (other than the Tax Allocation Agreement) shall provide written notice of such intent to each other Person having an interest in any such proceeding. Within 20 Business Days after notice of any such proceeding is deemed to have been given, the parties to such proceeding shall use commercially reasonable efforts to appoint a sole arbitrator by agreement of such parties confirmed in accordance with the Rules. If the parties to such proceeding shall fail to appoint an arbitrator within the requisite time period, they shall, within 20 Business Days after the expiration of such time period, use commercially reasonable efforts to appoint a former judge of an appellate court of the state in which ALC’s headquarters is located, or of a United States District Court or of a United State Court of Appeals, to serve as the arbitrator for the proceeding. In the event that the parties to such proceeding are unable to select an arbitrator pursuant to the immediately preceding sentence, they shall petition the Chief Judge for the United States District Court for the Southern District of New York to appoint the arbitrator. If such Chief Judge shall fail to appoint an arbitrator, the parties to such proceeding shall either (i) comply with any legal process specified by a judge of such District Court to appoint an arbitrator or (ii) if no such process is specified, use commercially reasonable efforts to appoint a sole arbitrator by submitting an application to such District Court pursuant to Section 5 of the United States Federal Arbitration Act. The arbitration shall be conducted in the English language, and the arbitrator shall be bound to give effect to the express terms of this Separation Agreement or the relevant Transaction Agreement and may not award relief or otherwise make an award that is contrary to such express terms. Judgment upon any such arbitration award may be entered by a Federal, state or foreign court having proper jurisdiction thereof. Each party hereto hereby consents to jurisdiction for such purposes in any Federal or state court in the State of New York and irrevocably waives any objection to the laying of venue of any such action in any such court or that any such court is an inconvenient forum. Unless otherwise agreed to by the parties to an arbitration, the situs of any such arbitration shall be selected by the arbitrator, provided that such location is within 25 miles of the headquarters of ALC. The costs of arbitration shall be borne by the parties on such equitable basis as the arbitrator shall determine.
          Section 7.12.  Limitation of Liability. In no event shall any ALC Company be liable to Extendicare or any of its Affiliates, or shall Extendicare or any of its Affiliates be liable to any ALC Company, for any special, consequential, indirect, collateral, incidental or punitive damages or lost profits or failure to realize expected savings or other commercial or economic loss of any kind, however caused and on any theory of liability (including negligence), arising in any way out of this Separation Agreement, whether or not such party has been advised of the possibility of any such damages; provided, however, that the foregoing limitation shall not limit either party’s Liabilities with respect to Third Party Claims as set forth in Article V or either party’s Liabilities for the breach or failure to perform or comply with the covenants set forth in Section 4.06.
          Section 7.13.  Extension; Waiver. The parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties or (b) waive compliance with any of the agreements or conditions contained in this Separation Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Separation Agreement to assert any of its rights under this Separation Agreement or otherwise shall not constitute a waiver of such rights.

          IN WITNESS WHEREOF, this Separation Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first herein above written.

EXTENDICARE INC.,

by	/s/ Mel Rhinelander

Name: Mel Rhinelander
Title: President and Chief Executive Officer

ASSISTED LIVING CONCEPTS, INC.,

by	/s/ Laurie Bebo

Name: Laurie Bebo
Title: President

SCHEDULE 1.01(a)
ALC Litigation
     NONE

SCHEDULE 1.01(b)
EHSI Assisted Living Facilities

FACILITY
	NAME	ADDRESS	COUNTY	STATE
1.	Bell Oaks Terrace (Assisted Living)	4200 Wyntree Drive Newburgh, IN 47630	Warrick	IN

2.	Emerald House (Assisted Living)	P.O. Box 519 601 Bussard Road Washington, IN 47501	Daviess	IN

3.	Inwood Hills Estates (Residential Care Facility)	4010 South Ironwood Road South Bend, IN 46614	St. Joseph	IN

4.	Highlands (The) (Assisted Living)	225 Norfleet Drive Somerset, KY 42501	Pulaski	KY

5.	Country Villa (Assisted Living)	7475 Country Club Drive Golden Valley, MN 55427	Hennepin	MN

6.	Rockmill Springs (Assisted Living)	3682 Dolson Court, N.W. Carroll, OH 43112	Fairfield	OH

7.	Gardens at Clyde (Assisted Living)	700 Helen Street Clyde, OH 43410	Sandusky	OH

8.	Westwood Landing (Assisted Living)	37950 Airport Road Woodsfield, OH 43793	Monroe	OH

9.	Clairmont Retirement Center (Independent Living)	151 North Williams Ave. Klamath Falls, OR 97601	Klamath	OR

10.	Bayberry Court (Assisted Living)	101 Little Road Lower Burrell, PA 15068	Westmoreland	PA

11.	Statesman Woods (Assisted Living)	2619 Trenton Road Levittown, PA 19056	Bucks	PA

12.	Crestview Assisted Living	6680 Woodward Avenue Amarillo, TX 79106	Potter	TX

13.	Laurel Park Assisted Living (Assisted Living)	1133 East Park Avenue Port Angeles, WA 98362	Clallam	WA

14.	Mission Ridge Assisted Living For Independent Seniors (Assisted Living)	12903 East Mission Spokane, WA 99216	Spokane	WA

15.	Mountain View Meadows (Assisted Living)	1008 East Mountain View Ave. Ellensburg, WA 98926	Kittitas	WA

16.	Prairie Springs Assisted Living (Assisted Living)	680 West Prairie Street Sequim, WA 98382	Clallam	WA

17.	West Woods (Assisted Living)	828 McPhee Road S.W. Olympia, WA 98502	Thurston	WA

18.	Brook Gardens (Assisted Living)	300 O’Neil Street Lake Mills, WI 53551	Jefferson	WI

19.	Cedar Gardens (Assisted Living)	W56 N225 McKinley Blvd. Cedarburg, WI 53012	Ozaukee	WI

FACILITY
	NAME	ADDRESS	COUNTY	STATE
20.	Crest House (Assisted Living)	3829 South Chicago Ave. South Milwaukee, WI 53172	Milwaukee	WI

21.	Crystal House (Assisted Living)	1403 Churchill Street Waupaca, WI 54981-0439	Waupaca	WI

22.	Lake View Assisted Living	545 Luco Road Fond du Lac, WI 54935	Fond du Lac	WI

23.	Lake View Estates (Independent and 15 Assisted Living Units)	517 Luco Road Fond du Lac, WI 54935	Fond du Lac	WI

24.	Oak Gardens (Assisted Living)	342 Twin Oak Drive Altoona, WI 54720	Eau Claire	WI

25.	River Wood Estates (RCAC)	950 South Rapids Road Manitowoc, WI 54220	Manitowoc	WI

26.	Tamarack Place (Independent and Assisted Living)	N84 W17147 Menomonee Ave. Menomonee Falls, WI 53051	Waukesha	WI

27.	Terrace Estates (f/k/a Morningside Terrace) (Independent and Assisted Living)	1231 Eisner Avenue Sheboygan, WI 53083	Sheboygan	WI

28.	Willowpark Residence (Assisted Living)	1318 Jordan Avenue New Holstein, WI 53061	Calumet	WI

29.	Wissota Springs (Assisted Living)	2801 County Trunk I Chippewa Falls, WI 54729	Chippewa	WI

SCHEDULE 1.01(c)
Excluded Assets
NONE

SCHEDULE 3.01
SEPARATION TRANSACTIONS
(a) ALC and its subsidiaries will acquire each of the EHSI Assisted Living Facilities (excluding any land component subject to transfer restrictions (the “Excluded Land”)) from certain direct and indirect subsidiaries of EHSI in exchange for a note in an amount equal to the fair market value of such facility (the “Facilities Purchase”).
(b) Each entity that receives a note from ALC or an ALC subsidiary in the Facilities Purchase will transfer that note to EHSI in satisfaction of intercompany indebtedness (the “Note Distribution”).
(c) EHSI will contribute the notes received in the Note Distribution to ALC.
(d) EHSI will contribute to ALC cash in an amount equal to the fair market value of the Excluded Land, if necessary (the “Purchase Price Contribution”).
(e) ALC will lend the cash received pursuant to the Purchase Price Contribution to EHSI on arm’s length terms (the “Loan”).
(f) EHSI will contribute approximately $33 million to ALC (the “Cash Contribution”). ALC may use a portion of the contributed cash to satisfy outstanding inter-company indebtedness owed to EHSI, if necessary.
(g) Extendicare will sell its minority interests in Bam Investments Corporation (formerly BNN Investments Limited) (12,100 shares of common stock) and MedX Health Corp. (500,622 shares of common stock) to EHSI for cash in an amount equal to the fair market value of such interests.
(h) EHSI will contribute its minority interests in Omnicare Inc. (50,000 shares of common stock) and the shares of Bam Investments Corporation (formerly BNN Investments Limited) and MedX Health Corp. purchased in step (g) to ALC (the “Stock Contributions” and, together with the Cash Contribution and Purchase Price Contribution, the “ALC Contributions”).
(i) Extendicare will purchase the stock of ALC from EHSI in exchange for a note with a face amount equal to the fair market value of ALC. The Extendicare Note shall be repayable on demand and shall in all other respects have arm’s length terms and conditions.
(j) ALC shall assume, and agree to pay, perform, satisfy and discharge when due, the Assumed Liabilities, if any, in accordance with their respective terms.
(k) ALC will reorganize its share capital to create two classes of common shares (ALC Class A Shares and ALC Class B Shares), which will have similar voting rights to the subordinate voting and multiple voting common shares of Extendicare, respectively. The ALC Class B Shares will be convertible into 1.075 shares of ALC Class A Shares.
(l) The existing subordinate voting shareholders of Extendicare (other than any dissenters) will exchange each of their shares for one new Extendicare Common Share and one ALC Class A Share and the existing multiple voting shareholders of Extendicare (other than any dissenters) will exchange each of their shares for 1.075 new Extendicare Common Shares and one ALC Class B Share.
(m) When the required approvals are obtained, EHSI will transfer cash to ALC in repayment of the Loan and ALC will use these funds to acquire the Excluded Land (the “Land Purchase”).

SCHEDULE 3.04
Continuing Intercompany Arrangements
NONE

EXHIBIT I
Tax Allocation Agreement
[Filed as Exhibit 10.2 to the Registration Statement on Form 10 of ALC (File No. 001-13498)]

EXHIBIT II
Agreement for Payroll and Benefit Services
[Filed as Exhibit 10.3 to the Registration Statement on Form 10 of ALC (File No. 001-13498)]

EXHIBIT III
[RESERVED]

EXHIBIT IV
Agreement for Reimbursement Services
[Filed as Exhibit 10.4 to the Registration Statement on Form 10 of ALC (File No. 001-13498)]

EXHIBIT V
Technology Services Agreement
[Filed as Exhibit 10.5 to the Registration Statement on Form 10 of ALC (File No. 001-13498)]

EXHIBIT VI
EHSI Assisted Living Facility Purchase and Sale Agreement
[Filed as Exhibit 10.13 to the Registration Statement on Form 10 of ALC (File No. 001-13498)]